Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

November 24, 2019

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Supplementary Immediate Report - The Attorney General’s Notice

Further to Bezeq’s immediate report dated September 2, 2019 regarding the prosecution’s notice of indictment subject to the hearing - on November 21, 2019, the Attorney General announced, according to the recommendation of the prosecutor’s office, to file an indictment against the former controlling shareholder of Bezeq, Mr. Shaul Elovitch, in the “4000” case, for various offenses, including offenses for bribing and causing misleading details in immediate reporting.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.